MY TRAVEL

16 January 2003

04 JAN 21 AM 7:21

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04012287

Dear Sirs

SUPPL

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15 January 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Very truly yours,

M. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 1/22

J:Grpsec-15-07-0801-001-SEC-3-040116

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

MorganStanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

14 January 2004

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares in the Company on 13 January 2004, with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours sincerely,

G. Sobek

George Sobek
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

13 January 2004

11. Date company informed

15 January 2004

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Not disclosed

14. Any additional information

Morgan Stanley Securities Limited has informed the Company that it and the group companies which are direct or indirect holding companies of it no longer hold a notifiable interest in shares in accordance with section 198 of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mike Vaux, Assistant Group Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

15 January 2004